N E W S R E L E A S E

May 9, 2016

Nevsun Releases 2015 Corporate Social Responsibility Report

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (Nevsun or the Company) is pleased to announce the release of its 2015 Corporate Social Responsibility (CSR) Report titled “Positive Results”.

“Our annual CSR report illustrates our Company’s sustained commitment to action oriented good governance practices at the Bisha Mine and the nearby communities. The Company and our partner the Eritrean National Mining Corporation (ENAMCO) continue in the assertive pursuit of utilizing Bisha as the ‘template for excellence’ on how responsible international business should operate in the country. This includes the ongoing commitment to the Global Reporting Initiative (GRI) which includes transparency around how our business operates and interfaces with government bodies, workers, communities, and the environment. We continue to seek out and actively engage with our diverse stakeholder population on our world class operation in Eritrea and are very proud of our accomplishments in the country” stated Cliff Davis, CEO of Nevsun.

2015 Highlights

  Safety: only 1 lost time injury and over 6.1 million hours (310 days) without an incident
  Human Rights: Second independent human rights audit show progress on implementing recommendations from 2014 audit
  Security: Commenced training mine security on the Voluntary Principles for Security and Human Rights
  Community: financially supported three community infrastructure pilot projects
  Environment: US$1.4 million spent on social and environmental programs at Bisha Mine and nearby communities
  Employees: Training for local Eritreans continues, and increased female participation in workforce
  Economic: US$73 million paid to the State of Eritrea in the form of taxes, royalties and dividends to ENAMCO

To view the full report and learn more about our CSR programs and performance, please visit http://www.nevsun.com/responsibility/reporting/. The Global Reporting Initiative (GRI) Sustainability Reporting Guidelines were used in the preparation of this Report and is in accordance with the ‘Core’ criteria option of the fourth generation (G4) Framework.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$300 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information contact: Kin Communications Tel: +1 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com